

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

December 28, 2010

Peter Dong
Chief Financial Officer
Tri-Tech Holding, Inc.
16th Floor of Tower B, Renji Plaza No. 101
Jingshun Road, Chaoyang District
Beijing, People's Republic of China 100102

> **Re: Tri-Tech Holding, Inc.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Forms 10-Q for Periods Ended March 31, 2010,**
> **June 30, 2010 and September 30, 2010**
> **Form 8-K Filed August 11, 2010**
> **File No. 1-34427**

Dear Mr. Dong:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

<u>Consolidated Financial Statements</u>

<u>Note 2. Summary of Significant Accounting Policies, page F-10</u>

2. Your disclosure on page F-11 indicates that you maintain your books and records in accordance with PRC GAAP. If it is accurate that you do not maintain your books and records in accordance with U.S. GAAP, please describe, in your supplemental response, the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

<u>Revenue Recognition, page F-13</u>

3. You generate revenues from products and services you provide in three operating segments: (i) water, wastewater treatment and municipal infrastructure; (ii) water resource management systems and engineering services; and (iii) industrial pollution control and safety. Revenues consist primarily of product sales, software sales, and products and services solutions. You use various revenue recognition methods based on the type of product and/or service, which include the percentage-of-completion method under ASC 605 and the software revenue recognition guidance under ASC 985-605. Please expand your revenue recognition policy disclosures to address the following:
    *   Please disclose the types of sales arrangements you enter into for each segment, including the nature of the products and services you provide and whether any of the arrangements have multiple deliverables;
    *   For each type of sales arrangement within each segment, please disclose the specific revenue recognition method you use. It should be clear how and when you typically record revenue related to each source of revenue; and
    *   If your sales arrangements have multiple deliverables, please disclose how you determined it was appropriate to account for each unit of accounting separately, how you allocate amounts to each unit, and how you account for each unit. Refer to ASC 605-25, including the disclosure requirements of ASC 605-25-50.

<u>Item 9A. Controls and Procedures, page 34</u>

4. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us the following in your supplemental response:
    *   what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

- what relevant education and ongoing training he or she has had relating to U.S. GAAP;
- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

5. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us the following in your supplemental response:
   - the name and address of the accounting firm or organization;
   - the qualifications of their employees who perform the services for your company;
   - how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
   - how many hours they spent last year performing these services for you; and
   - the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

6. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us the following in your supplemental response:
   - why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
   - how many hours they spent last year performing these services for you; and
   - the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Item 10. Directors, Executive Officers and Corporate Governance

Executive Officers and Directors, page 36

7. In your supplemental response, please describe the qualifications of your audit committee financial expert, including the extent of his or her knowledge of U.S. GAAP and internal control over financial reporting.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2010

Internal Control and SOX 404 Compliance, page 8

8. Please tell us the basis for your statement that you are exempt from compliance with Sarbanes-Oxley Act Section 404 because you are a smaller reporting company. Although smaller reporting companies were recently exempted from the requirement to have an independent auditor test and report on the effectiveness of internal controls over financial reporting (Section 404(b) of the Act), smaller reporting companies are still required to comply with Section 404(a) of the Act. Under Section 404(a), management needs to perform their own assessment, testing, and reporting on the effectiveness of their internal controls over financial reporting. Please refer to Item 308 of Regulation S-K and show us how you will revise your disclosures.

Management's Discussion and Analysis of Financial Condition and Result of Operations

Segment Information, page 15

9. Please revise your MD&A to also provide your analysis of segment results of operations for the most recent year-to-date period compared to the corresponding year-to-date period of the preceding fiscal year. Please refer to Item 303(b)(2) of Regulation S-K.

FORM 8-K FILED AUGUST 11, 2010

Item 9.01 Financial Statements and Exhibits

10. It appears that you have not filed the financial statements and pro forma information related to your acquisition of Beijing Satellite Science & Technology Co. within 71 days of the acquisition. Please either amend your Form 8-K to include this information or tell us how you considered Rule 8-04 of Regulation S-X in determining it was not necessary to provide financial statements and pro forma information for this acquired company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or Nudrat Salik, Staff Accountant at (202) 551-3692 if you have questions.

Sincerely,

Rufus Decker
Accounting Branch Chief